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3.1.2004

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04002142

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SECUR... 04002142 ...MISSION
Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 20 2004
WASH, D.C. 181

SEC FILE NUMBER
8- 36266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenbrier Diversified, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8530 Wilshire Blvd., Suite 200
(No. and Street)

Beverly Hills (City) CA (State) 90211-3113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Borris (310) 358-1800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Borris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenbrier Diversified, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 31 day of JANUARY, 2004

Notary Public

Signature

CEO

Title

MAYNOR VILLANUEVA
COMM. #1424789
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. June 15, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenbrier Diversified, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Greenbrier Diversified, Inc.

I have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbrier Diversified, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 15, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Greenbrier Diversified, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	6,584
Prepaid expenses		2,100
Membership fees		500
Total assets	$	9,184

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$	731
Total liabilities		731

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 10,000 issued and outstanding		10,000
Accumulated deficit		(1,547)
Total stockholder's equity		8,453
Total liabilities & stockholder's equity	$	9,184

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 49,945
Total revenue	49,945
Expenses	
Taxes, licenses, & fees, other than income	205
Other operating expenses	6,774
Total expenses	6,979
Income before income tax provision	42,966
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income	$ 42,166

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, at December 31, 2002	$ 10,000	$ 1,287	$ 11,287
Net income (loss)	–	42,166	42,166
Dividends	–	(45,000)	(45,000)
Balance, at December 31, 2003	$ 10,000	$ (1,547)	$ 8,453

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income		$ 42,166
Adjustments to reconcile net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses	$ (2,100)	
(Decrease) increase in:		
Accounts payable	731	
Total adjustments		(1,369)
Net cash provided by operating activities		40,797
Cash flow from investing activities:		–
Cash flow from financing activities:		
Dividends		(45,000)
Net cash used in financing activities		(45,000)
Net decrease in cash		(4,203)
Cash at beginning of year		10,787
Cash at end of year		$ 6,584

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc. (the "Company") was formed on June 17, 1986 in the State of California. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company serves primarily individual customers in Southern California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Commissions are generally recognized on the trade dates.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2003

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum

Note 3: RELATED PARTY TRANSACTIONS

Commissions were earned by the Company in transactions executed directly for clients of a related entity in which the stockholder owns 100% of the stock.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $5,853 exceeded the minimum net capital requirement by $853; and the Company's ratio of aggregate indebtedness ($731) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

The net capital rules provide for an "early warning" to the NASD and SEC if the net capital falls below 120% of the required minimum. The deficiency must be corrected. At December 31, 2003, the Company was $147 deficient in meeting the 120% net capital rules.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 6,584
Adjustments:		
Accounts payable	$ (731)	
Total adjustments		(731)
Net capital per audited statements		$ 5,853

Greenbrier Diversified, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Accumulated Deficit	(1,547)	
Total stockholder's equity		$ 8,453
Less: Non allowable assets		
Prepaid expenses	(2,100)	
Membership fees	(500)	
Net adjustments		(2,600)
Net Capital		5,853
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 49	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 853
Percentage of aggregate indebtedness to net capital	0.12:1	

There is $731 material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2003. (See Note 6).

See independent auditor's report

Greenbrier Diversified, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Greenbrier Diversified, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Greenbrier Diversified, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Greenbrier Diversified, Inc.

In planning and performing my audit of the financial statements of Greenbrier Diversified, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Greenbrier Diversified, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 15, 2004